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   SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         Celtron International, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.001 Par Value
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                 151187 101
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                                 (CUSIP Number)

                                Allen Harrington
                             563 Old Pretoria Road
                         Midrand, South Africa S9 1658
                                 2783-785-4584


       ------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               August 13, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report The acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to who copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange

Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).


         ----------------------------------------------------------------
1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):



            Celtron Holding, Ltd.,      No I.R.S. Identification No.
         ----------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
        -----------------------------------------------------------------

3)  SEC  Use  Only
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4)  Sources  of  Funds  (See  Instructions):     PF
        -----------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
        -----------------------------------------------------------------

6)  Citizenship  or  Place  of  Organization:    Maryland

Number of                  (7)  Sole Voting Power:              10,000,000
Shares Bene-
ficially                   (8)  Shared Voting Power                   -0-
Owned by
Each Report-               (9)  Sole Dispositive Power:         10,000,000
ing Person
With                      (10)  Shared Dispositive Power              -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                                 10,000,000
        -----------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
        -----------------------------------------------------------------

13)  Percent  of Class  Represented  by  Amount  in Row  (11):   54.3%
        -----------------------------------------------------------------

14)  Type  of  Reporting  Person  (See  Instructions):   OO
        -----------------------------------------------------------------


Item 1.   Security and Issuer

This statement relates to the common stock, $0.0001 par value ("Common Stock") of Celtron International, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 56e Old Pretoria Road, Midrand, South Africa.

Item 2.  Identity and Background

This statement is filed by Celtron Holding, Ltd., a business organization organized under the laws of the British Virgin Islands. Its place of organization is Maryland. Its principal business is investments. The address of its principal place of business is stated above.

During the last five (5) years, neither Celtron Holding, Ltd., nor its directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, neither Celtron Holding, Ltd. nor its directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

12,000,000 shares were issued to Celtron Holding, Ltd., formerly known as Celtron International, Ltd., in exchange for a 70% interest in Orbtech Holdings, Inc. 2,000,000 of these shares were pledged as security for a loan on which Celtron Holding defaulted in August 2003, leaving a balance of 10,000,000.

Item 4.  Purpose of Transaction

The purpose of the transaction was the default of Celtron Holding, Ltd. on a secured loan.


Item 5. Interest in Securities of the Issuer

As of August 13, 2003, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer. Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None


                                    SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2004

Celtron Holding, Ltd.

    Allen Harrington
    ------------------------------
    Allen Harrington
    President